

Mail Stop 4561

August 19, 2016

Vincent Tianquan Mo
Chief Executive Officer
Soufun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100160
The People's Republic of China

> **Re:** **Soufun Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 17, 2016**
> **Form 6-K**
> **Filed June 3, 2016**
> **File No. 001-34862**

Dear Mr. Mo:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Cost of revenues, page 105

1. We note that your cost of revenues in 2015 increased significantly due primarily to an increase in compensation. Tell us and disclose in future filings the increase that is

attributable to an increase in headcount and in compensation bases. Consider disclosing the increase in headcount. In addition, explain the functions of the new employees and the reasons for the increase in compensation bases.

F. Tabular Disclosure of Contractual Obligations, page 112

2.   We note your disclosure on page F-52 of your unrecognized tax benefits. Please explain why you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. We refer you to Item 5.F of the Instructions to Form 20-F.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-27

3.   We note that revenue from subleasing services is recognized on a gross basis. Please clarify the terms of your subleasing services arrangements and provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

4.   We note that you provide online decoration services under fixed fee arrangements that are recognized using the percentage-of-completion method. Please tell us your consideration of disclosing the method or methods used to measure progress toward completion. We refer you to ASC 605-35-50. In addition, please explain whether losses on fixed fee arrangements are recognized during the period in which the loss first becomes probable and reasonably estimable.

5.   We note that you enter into marketing service agreements with real estate developers. Please clarify your disclosures that indicate the Group has the right to keep the difference between the sales price of the designated new properties and the service fee. In this respect, please clarify whether you have the right to keep the difference between the sales price of the designated new properties and the minimum sales price determined by the real estate developer. In addition, please why you are entitled to payment of the service fee in cash if the designated new properties are not sold by a pre-determined date.

Note 9. Loans Receivable, page F-41

6.   Please tell us your consideration of providing the disclosures outlined in ASC 310-10-50. Ensure that you disclose your accounting policies and methodology used to estimate the allowance for credit losses. In addition, tell us your consideration of disclosing credit quality information as required by ASC 310-10-50-28 to 50-30.

Note 24. Earnings (loss) per share, page F-64

7. We note that convertible senior notes and options were not included in the calculation of diluted earnings (loss) per share because the impact of inclusion would be anti-dilutive. Please consider disclosing the number of securities that were not included in the calculation. We refer you to ASC 260-10-50-1(c). In addition, disclose the conversion rate for your convertible senior notes as disclosed in your footnote 16. Also, please clarify whether there is a cash conversion rate.

Form 6-K filed June 3, 2016

8. We note that you present Non-GAAP net loss per fully-diluted ADS attributable to Fang's shareholders before GAAP net loss per fully-diluted ADS. In this respect, you appear to give the non-GAAP measure a more prominent presentation than the comparable GAAP measure. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the CD&I on Non-GAAP Financial Measures.

9. We note from your disclosures that the loss per fully-diluted ordinary share and ADS are $1.87 and $0.37, respectively, for the three months ended March 31, 2016. Please reconcile this statement with the loss per fully-diluted ordinary share and ADS of $0.44 and $0.09 presented in your Condensed Consolidated Statements of Comprehensive Income.

10. We note that you present Non-GAAP operating net loss, Non-GAAP net loss attributable to Fang's shareholders, Non-GAAP fully-diluted ADS net loss attributable to Fang's shareholders and Adjusted EBITDA. Please explain why you have not provided reconciliations of the most directly comparable financial measures calculated and presented in accordance with GAAP to the non-GAAP financial measures. Also, you should disclose how the measures are useful to investors and the additional purposes, if any, that management uses the Non-GAAP financial measures. We refer you to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services